March 27, 2009

Philips General Meeting of Shareholders approves re-appointment of CFO, appointment of new Supervisory Board members and proposal for dividend payment in 2009

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that the Annual General Meeting of Shareholders, held in Amsterdam on March 27, has approved the appointment of Ms Christine A. Poon and Mr. Jeroen van der Veer as members of the Philips Supervisory Board, effective March 27, 2009 and July 1, 2009, respectively. Shareholders have also approved to reappoint Mr James J. Schiro as member of the Supervisory Board.

Ms Christine A. Poon has been named dean of Ohio State University’s Fisher College of Business as per April, 2009. She will also hold the John W. Berry Sr. Chair in Business. In view of this appointment she has retired from her positions as Vice Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman, Pharmaceuticals Group as of March 1st, 2009. Jeroen van der Veer has been Chief Executive of Royal Dutch Shell since October 2004. He joined the group in 1971 and held a number of senior management positions around the world before he was appointed a Group Managing Director in 1997. For more information about both new Supervisory Board members, please visit: http://www.newscenter.philips.com/about/news/press/20090327_new_sb_members.page.

The General Meeting of Shareholders also approved the re-appointment of Mr. Pierre-Jean Sivignon, member of the Board of Management & Chief Financial Officer, for another four year period, effective April 1, 2009. Mr. Sivignon was appointed Chief Financial Officer of Philips at the General Meeting of Shareholders of 2005.

“Pierre-Jean Sivignon has made a significant contribution since he joined Philips in 2005, building a strong reputation with the financial markets,” Mr. Jan-Michiel Hessels, Chairman of the Philips Supervisory Board commented. “I am pleased his knowledge and experience will continue to be of great benefit to Philips.”

The General Meeting of Shareholders also approved Philips’ proposal to maintain the annual dividend payment in 2009 at EUR 0.70 per share, on par with the distribution level of 2008. All other proposals made to shareholders at the 2009 Annual General Meeting of Shareholders were also accepted.

For more information about Philips’ 2009 Annual General Meeting of Shareholders, please visit: http://www.newscenter.philips.com/about/news/press/20090327_agm.page

Additional information on the composition of the Supervisory Board and on Philips’ 2008 results, which were first presented January 26, 2009, is included in Philips’ 2008 Annual Report that was published on February 23. Please visit www.annualreport2008.philips.com to view the Annual Report 2008.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications:
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.